SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 16, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 16, 2011 regarding “STATEMENT ON SITUATION IN JAPAN”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: March 16, 2011

STATEMENT ON SITUATION IN JAPAN

•	Focus on supporting customers in securing functionality of vital telecommunication services

•	Japan is a large supplier to the global market for semiconductors and other components and it is reasonable to expect an effect on supply – too early to say to what extent

•	The situation in Japan is not expected to have material impact on Ericsson’s Q1 2011 sales

Ericsson (NASDAQ:ERIC) extends its condolences to the Japanese people in this tragic situation and remains fully committed to supporting all our customers in any way possible in securing that the vital mobile networks are functioning satisfactorily.

Ericsson has to date no reports of injured or missing employees. The situation in Japan is still developing and focus of Japanese authorities is on saving lives and supporting affected areas.

At the same time, Ericsson is analyzing the broader effects on the telecommunications industry and Ericsson’s business.

Japan is a large supplier to the global market for semiconductors and other components. The telecommunications industry, as well as many other industries, source components from Japan. It is reasonable to expect that the events in Japan will affect supply of components but it is too early to say to what extent.

Business continuity plans and work to assess the impact on Ericsson and mitigation activities has been ongoing since Friday March 11. Typically such activities include supply and sourcing activities such as spot market purchases, redirecting orders to alternative suppliers and tight collaboration with our Japanese supplier base.

Although it is too early to get an accurate picture of how Japanese enterprises are affected, and how this affects Ericsson and the industry, no material impact on Ericsson’s sales are expected for Q1 2011.

We will continue to closely monitor the situation in Japan to take further action where necessary. It is however too early to draw any further conclusions before we fully can assess the situation.

NOTES TO EDITORS:

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 16, 2011 at 07.45 CET.